Exhibit 99.1
NAVIOS MARITIME ACQUISITION CORPORATION
ANNOUNCES
DATE OF SPECIAL MEETING
RECORD DATE FOR STOCKHOLDERS SET FOR APRIL 30, 2010
PIRAEUS, Greece, April 20, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) announced today that the special meeting for voting of the proposed vessel acquisition by Navios Acquisition will take place on Tuesday, May 25, 2010 at 10:00 a.m., Eastern Standard Time, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., The Chrysler Center, 666 Third Avenue, New York, New York 10017.
In addition, the board of directors of Navios Acquisition have fixed April 30, 2010 as the record date for determining stockholders entitled to receive notice of, and, to vote at, this special meeting. To become an owner of record, purchases of shares must be executed by the close of trading on Tuesday, April 27, 2010, assuming a three business day settlement period following the trade date.
This press release is not a solicitation to vote and further information about the vessel acquisition and related information can be found in Navios Acquisition’s filings with the Securities and Exchange Commission, including a Preliminary Proxy regarding the vessel acquisition under cover of a Report on Form 6-K filed on April 8, 2010 and Definitive Proxy to be filed following the record date of April 30, 2010.
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation is a publicly traded Special Purpose Acquisition Corporation (SPAC) formed under the laws of the Marshall Islands. Navios Acquisition serves as a vehicle for acquisition through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries. If the vessel acquisition is approved and completed, Navios Acquisition will have a fleet of 13 tankers, consisting of 11 product tankers and two chemical tankers, plus options to purchase two additional product tankers. Following the vessel acquisition, Navios Acquisition’s business strategy is to become a world-leading operator and charterer of modern, high-quality product and chemical tankers. Navios Acquisition’s principal focus going forward is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals.
Passive Foreign Investment Company Status
Navios Acquisition was treated as a passive foreign investment company (“PFIC”) for its 2008 and 2009 taxable years. Based upon its expected income, assets and activities, Navios Acquisition believes that it will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year. For more information on PFIC issues, please see Navios Acquisition’s website at http://navios.com/AcquisitionCorporation.asp.
Risks and Uncertainties; Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in Navios Acquisition’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. Navios Acquisition assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investor Relations Contact:
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com